

Lee Nelson · 2nd

President of The Florida CANE Distillery, INC & VP JP
MORGAN CHASE

Tampa, Florida · 500+ connections · **Contact info**

 **The Florida Distillery**

**Project Management
Institute**

Experience



President

The Florida Distillery, INC

Feb 2012 – Present · 8 yrs 8 mos

1820 N 15th Street, Tampa, FL 33605

Master Distiller of Small Batch, Hand Crafted Artisan Vodka made from local Florida
ingredients.



Vice President

JPMorgan Chase

Jul 2011 – Present · 9 yrs 3 mos

Tampa/St. Petersburg, Florida Area

Global Technology Group.



Project Management Consultant for IT-Telecom/Verizon

GCI

Jul 2007 – Jul 2011 · 4 yrs 1 mo

Tampa/St. Petersburg, Florida Area



Project Manager
Infinite Computer Solutions
2003 – 2007 · 4 yrs

Education

Project Management Institute
PMP, Project Management Professional
2011 – 2011



University of Phoenix
MBA
2005 – 2007



Rochester Institute of Technology
B.S., Management Information Systems, General
1996 – 2002

Skills & Endorsements

PMP · 37

 Endorsed by **2 of Lee's colleagues at JPMorgan Chase & Co.**

Project Management · 37

 Endorsed by **2 of Lee's colleagues at JPMorgan Chase & Co.**

SDLC · 26

Jordan Shackowsky and 25 connections have given endorsements for this skill

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